UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                FORM 10 - SB

    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

				  Costas, Inc.
		 (Name of Small Business Issuer in its charter)


		    Nevada                           88-0411500
	(State or other jurisdiction of           (I.R.S. Employer
	incorporation or organization)         Identification Number)


	   3356 Eagle Way, Rosamond,                   93560
		  California
	(Address of principal executive             (zip code)
		   offices)

	Issuer's telephone number:    (805)-256-2168

	Securities to be registered under section 12(b) of the Act:

	 Title of Each Class to be so      Name on each exchange on which
		  registered               each class is to be registered



	Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 2,908,400 issued and outstanding as of December 31, 2002.



PAGE -1-




                              TABLE OF CONTENTS

Part I                                                                       3
 Item 1.Description of Business                                              3
 Item 2.Management's Analysis of Financial Condition and Plan of Operation   8
 Item 3.Description of Property                                              9
 Item 4.Security Ownership of Certain Beneficial Owners and Management      10
 Item 5.Directors and Executive Officers, Promoters and Control Persons     10
 Item 6.Executive Compensation                                              11
 Item 7.Certain Relationships and Related Transactions                      12
 Item 8.Description of Securities                                           12

Part II                                                                     14
 Item 1.Market Price of and Dividends on the Registrant's Common Equity
        and Related Stockholder Matters                                     14
 Item 2.Legal Proceedings                                                   15
 Item 3.Changes in and Disagreements with Accountants                       15
 Item 4.Recent Sale of Unregistered Securities                              15
 Item 5.Indemnification of Directors and Officers                           16

Part F/S                                                                    18

Part III                                                                    31

SIGNATURES                                                                  32



PAGE -2-




INTRODUCTORY STATEMENT

Costas, Inc. ("Costas" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The primary purpose for this filing is Company seeks to comply with the prerequisites for the listing of our securities on the NASD OTC Bulletin Board is that the Company intends to be listed for trading on a nationally recognized exchange. Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Exchange Act of 1934.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," believe," anticipate," "intend," "could," "estimate," or "continue," or the negative or other variations thereof are intended to identify forward-looking statements.


                                   Part I

Item 1.   Description of Business

A.Business Development

Costas, Inc., hereinafter referred to as the "Company" or "Costas," was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Nevada on December 10, 1998 (NV# C28794-1998). The Articles of Incorporation of the Company authorized the issuance of twenty million (20,000,000) shares of $0.001 par value Common Stock and five million (5,000,000) shares of Preferred Stock. As of December 31, 2002, the Company has issued approximately 2,908,400 shares of Common Stock to approximately thirty-two (32) shareholders of record.

Costas is a development stage company that has a primary business plan to acquire, improve, and re-market undeveloped real estate in Las Vegas, Nevada and its surrounding communities.

The Company plans to generate revenues by: (a) acquiring tracts of undeveloped lands that will be marketed in various phases of improvement and development; (b) construction of homes on the improved land only after a home has been contracted for by the purchaser or a joint venture agreement has been reached with a existing home builder; (c) construction of retirement housing in subdivision form if proper debt financing can be arranged by the Company or joint venture with existing home builders can be negotiated and executed; and (d) development and management of various mobile home/recreational vehicle parks.

Costas so far has limited its operations primarily to startup and development activities. In the approximately four years of operation from December 10, 1998 (Date of Inception) to October 31, 2002, the Company generated no revenues, but posted a net income of $13,722 from the gain on the sale of land and interest income on a related note receivable for such sale of land. The Company is still considered a development stage company.



The Company's executive offices are located at 3356 Eagle Way, Rosamond, California 93560, phone: (805)-256-2168.

The Company's fiscal year end is December 31.



PAGE -3-




B.Business of Issuer

(1)    Principal Products Or Services And Their Markets


The  Company  plans to acquire tracts of undeveloped land that  will  be  re-
marketed in various phases of improvement and development. It is the Company's primary intent to render improvements to undeveloped tracts of land for resale. As of the date of this filing, the Company has consummated the execution of leases with option to purchase pertaining to two (2) parcels each located in Pahrump, Nevada.

The future value of land often depends greatly on the availability of gas, electricity and sewer services. Some communities control their growth by refusing to issue permits for the installation of these utilities. Because a local moratorium on gas or sewer installations can destroy the timing strategy for a particular development, an investor in land should carefully select those parcels that can be developed with as few potential difficulties as possible. In the long run, growth management may result in ever-increasing prices for developments and serious shortages of land for housing.

Investors in raw acreage can be classified as either speculators or developers, as can purchasers of small lots. A larger land parcel can be bought for resale as a single unit or for subdividing into either improved or unimproved lots. In the former situation, the investor acts as a speculator, holding the land for growth in value, and then selling the tract intact.

Properties for potential acquisition will be identified by the development of a network of acquisition sources, including may include real estate brokers, attorneys, outside consultants, bankers and property owners in areas where the Company has decided to focus its activities. The current focus of the Company's acquisition targeting will be Las Vegas, Nevada and surrounding communities including Pahrump, Nevada.

The Company plans to select locations for its raw land development on the basis of accessibility to major highways and thoroughfares, airports, proximity to shopping areas, medical facilities and community cultural and recreation centers. The Company generally acquires small tracts of land that require site improvements prior to construction. The tracts of land are separated into phases for both development and construction. The Company typically acquires land on which construction can begin within three years.

Construction on Developed Tracts of Land

In limited circumstances, the Company may participate in the construction of various types of housing and buildings on the developed land only after a home or building has been contracted for by the purchaser or a joint venture agreement has been reached with a existing home builder. Further, the Company also may participate in the construction of retirement housing in subdivision form if the proper debt financing can be arranged or a joint venture with an existing homebuilder can be negotiated. Lastly, the Company may improve these undeveloped tracts of land as mobile home or recreational vehicle site pads and then either manage these developments or resell them immediately after these particular improvements have been rendered.

Subdividing for Sale or Further Development

The Company plans on eventually purchasing large plots of raw land with the intent to improve and then subdividing the real estate for either further development or individual resale to small to medium size homebuilders.

Speculation in acreage places an investor in a somewhat passive role while waiting for values to rise to the point where profitable sales can be made. On the other hand, development of acreage into subdivisions requires an investor to play a more active role in order to market the inventory of lots. Often, investors or builders purchase raw acreage situated on the boundary of



PAGE -4-



an expanding community, improve the property, subdivide it and sell lots or build houses, apartments, offices or shopping centers on the land.

 A developer who improves raw land for construction purposes and maintains an inventory of lots as a function of this ongoing business is called a land banker. Besides the purchase price of the unimproved acreage, the costs of land banking include property taxes, interest, off- site and on-site improvements, engineering, site development, plat acceptance, sales commissions, insurance and costs incurred because of timing constraints. The skills, risks and responsibilities required of the land banker-developer make this a very specialized segment of real estate investment.

To begin the development process, a land banker purchases a parcel of raw land and prepares plats and maps of the property designating street locations, lot sizes and the general plan for the entire proposed development.

These plats, usually drawn by licensed civil engineers, are submitted to the appropriate community regulating agencies for approval of design and zoning. After meeting local governmental requirements, including submission of a full environmental impact study, the sub divider will proceed to prepare the land and sell lots to both individuals and builders.

Depending on the amount of acreage involved in the development, the resulting subdivision may follow the style of surrounding neighborhoods or may acquire a distinct character of its own. Many large-scale developments include land designated for the location of a school and/or a park, including swimming pool, tennis courts, clubhouse and, perhaps, even a golf course.

Most well-planned subdivisions include a set of restrictions itemizing the type, design and quality of the improvements to be constructed on the lots therein. These subdivision restrictions are recorded and become covenants that run with the land so that each lot buyer and subsequent homeowner is required to observe these restrictions. Their enforcement becomes the responsibility of the neighborhood association formed after the project is completed. The restrictions are designed to create an economic and physical homogeneity within a neighborhood, important for maintaining property values. By restricting lots to residential construction, incompatible uses are eliminated. By requiring a minimum square or cubic footage for each house, an economic floor is created, limiting the neighborhood residents to those who can afford to purchase a home of the specified size.

Many builders do not have the financial capacity, the expertise or the inclination to become involved in land development. Such builders prefer to leave this type of real estate investment opportunity to those with proven skill in the field. Smaller builders are usually content to purchase lots from a developer-land banker, either singly or in packages of from 5 to 50 lots, depending on their needs. The prices paid for these lots reflect the developer's cost of acquisition, preparation and desired rate of return on the investment. For smaller builders, this technique of land acquisition is much less costly and demanding than an active entry into the field of subdividing.

(2)    Distribution Methods Of The Products Or Services

Properties that have been acquired and improved will be marketed by the Company on an individual basis through direct advertising in local publications or through referrals received from the development of a network of real estate brokers and outside consultants.

(3)    Status Of Any Publicly Announced New Product Or Service

Costas has not publicly announced any products or services.

(4) Competitive Business Conditions And The Small Business Issuer's Competitive Position In The Industry And Methods Of Competition



PAGE -5-




The industry in which the Company plans to compete is highly fragmented. The Company believes there are many small, local competitors in locations where it plans to purchase tracts of land. The Company plans to compete with these entities by purchasing small tracts of undeveloped real estate only under discounted price conditions. Most of the Company's competitors purchase such tracts of land either with the intent of: (1) initiating large construction projects such as planned master communities or commercial business buildings; or (2) to hold such large tracts of land for appreciation to resale at a later date with no intention of improving the land.

If the Company decides to develop further a tract of land it has acquired for resale, the Company will be competing with large and small builders on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price. Some competing builders have nationwide operations and substantially greater financial resources and the industry is consolidating and competing builders are offering substantially similar, standardized styles of homes. The Company's products must also compete with re-sales of existing homes and available rental housing.

The Company intends to develop only those tracts of improved lands when the particular piece of land can be further developed with very little financial risk to the Company. The Company may provide the construction of various types of housing and buildings on the developed land only after a home or building has been contracted for by the purchaser or a joint venture agreement has been reached with an existing homebuilder. The Company also may participate in the construction of retirement housing in subdivision form if the proper debt financing can be arranged or a joint venture with an existing homebuilder can be negotiated. The Company may improve these undeveloped tracts of land as mobile home or recreational vehicle site pads and then either manage these developments or resell them immediately after these particular improvements have been rendered. The Company believes that by strictly limiting further development of improved land to the criteria outlined above, it can operate profitably within its chosen industry.

(5)   Sources  And  Availability Of Raw Materials And The Names  Of  Principal
      Suppliers

Not applicable.

(6)   Dependence On One Or A Few Major Customers

The Company does not foresee that its business in the future will depend on one or a few major customers.

(7)   Patents,   Trademarks,  Licenses,  Franchises,   Concessions,   Royalty
      Agreements Or Labor Contracts, Including Duration

The Company currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

(8) Need For Any Government Approval Of Principal Products Or Services. If Government Approval Is Necessary And The Small Business Issuer Has Not Yet Received That Approval, Discuss The Status Of The Approval Within The Government Approval Process

There is no significant federal governmental regulation that would impact the Company's day-to-day operations. However, there may be various state and local rules, regulations, codes, or ordinances that may impact the improvement of undeveloped land. The Company anticipates hiring local contractors to do all of the work in the development and improvement of any land purchased by the Company. These contractors will be more knowledgeable about these state and local rules, regulations, codes, or ordinances, and are fully bonded for any violations of state and local rules, regulations, codes, or ordinances that may impact the Company.

(9) Effect Of Existing Or Probable Governmental Regulations On The Business



PAGE -6-




An investor in vacant land must be aware of the legal and political attitudes of local governing bodies. As noted earlier, local government may have a direct effect on the future development of a specific parcel of land. Some communities have passed growth management legislation that requires developers to have their infrastructure (streets, sewers, sidewalks utility lines, etc.) in place before they offer their properties for sale. Others have raised other barriers to development. For example, if a community practices a no-growth policy, it may be difficult, if not impossible, to secure the cooperation necessary to have subdivision plans approved and/or necessary utility services installed.

 (10) Estimate Of The Amount Spent During Each Of The Last Two Fiscal Years On Research And Development Activities, And If Applicable The Extent To Which The Cost Of Such Activities Are Borne Directly By Customers

None.

 (11) Costs And Effects Of Compliance With Environmental Laws (Federal, State And Local)

None.

 (12) Number Of Total Employees And Number Of Full Time Employees

Excluding officers, the Company presently has no employees. The Company anticipates relying solely on the efforts of its officers and directors in the near short term.

C.Reports to Security Holders

(1)  Annual Reports

Although  Costas  has  not  been  required to  do  so,  the  Company  intends
voluntarily  to  deliver  annual reports to security  holders.   Such  annual
reports will include audited financial statements.

(2)  Periodic Reports with the SEC

As of the date of this Registration Statement, Costas has not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, Costas will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

The public may read and copy any materials Costas files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2.Management's Discussion and Plan of Operation

A.Management's Discussion

This section should be read in conjunction with the audited financial statements included in Part F/S of this filing.

The Company financed its operations during the period from December 10, 1998 to October 31, 2002 by issuing capital stock to its founder and officers in exchange for cash and net income from operations. In the approximately four
(4) years of operation from December 10, 1998 (Date of Inception) to October 31, 2002, the Company generated no revenues from operations and posted a cumulative net gain of $13,722 from the dispositions of assets. The Company's gain resulted entirely from the gain on the sale of land and interest income on a related note receivable for such sale of land.



PAGE -7-




The Company is authorized to issue 20,000,000 shares of its $0.001 par value Common Stock and 5,000,000 shares of its $0.001 Preferred Stock. During December 1998, the Company issued 1,250,000 shares of its $0.001 par value common stock to a former officer and current director in exchange for services rendered in the amount of $1,250. During January 1999, the Company issued 300,000 shares of its $0.001 par value common stock in exchange for a three-year consulting agreement with an individual. The consulting services were valued at $3,000. During April 1999, the Company issued 900,000 shares of its $0.001 par value common stock to a shareholder of the Company, who is a former officer and a current director, in exchange for the cancellation of a note payable in the amount of $35,000. During December 2001, the Company issued 100,000 shares of its $0.001 par value common stock in exchange for a one-year consulting agreement with an officer and director of the Company. The consulting services were valued at $100. On October 31, 2002, the Company completed its offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and issued a total of 358,400 shares of its $0.001 par value common stock in exchange for cash of $35,840. As of October 31, 2002, the funds were being held by an escrow agent and were released to the Company in November 2002. There have been no other issuances of common and/or preferred stock.

As of the date of this filing but subsequent to the period reported in the audited financial statements (November 25, 2002), the Company consummated the execution of leases with option to purchase pertaining to two (2) parcels each located in Pahrump, Nevada (the Keenan Property and the Shady Property).

B.Plan of Operation

The Company believes that it has sufficient resources to support its operations for the next twelve to eighteen months. However, without realizing revenues, the Company will eventually face financial difficulties and may need to raise additional capital. It is the intent of the Company, in the next twelve months, to generate revenues sufficient to operate and grow as a going concern.

C.Segment Data

As of December 31, 2001, the Company has generated no sales revenue for twelve months ended for calendar year 2001 under a single business segment. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.   Description of Property

A.Description of Property

The Company's principal offices are located at 3356 Eagle Way, Rosamond, California 93560, telephone: (805)-256-2168. An officer provides office space and services without charge.

As of the date of this filing but subsequent to the period reported in the audited financial statements (October 31, 2002), the Company has consummated the execution of leases with option to purchase pertaining to two (2) parcels each located in Pahrump, Nevada, (the Keenan Property and the Shady Property). Both the Keenan Property and Shady Property are one and one quarter acre parcels with a 1200 square foot home located thereupon. The principal terms of these agreements include the following:

     1. The sum of $3,500.00 in the form of a down payment on both properties which sum shall be applied to the principal purchase price.



PAGE -8-



     2. Lease payments on the Keenan Property for the sum of $750.00 due the 1st of each month from December 1, 2002 until November 30, 2006. Lease payments on the Shady Property for the sum of $750.00 due the 1st of each month from January 1, 2003 until December 31, 2006.
     3. An option to purchase the Keenan Property for the principal sum of $70,000.00 which option shall expire November 30, 2006. An option to purchase the Shady Property for the principal sum of $80,000.00 which option shall expire December 31, 2006.
    4. From each monthly lease payment of $750.00, the sum of $50.00 shall be allocated towards the purchase price on each property respectively.

The Company has sub-leased the Keenan Property on the following terms:

  1. An initial deposit of $350.00.
  2. A minimum lease period of six (6) months.
  3. A monthly lease payment of $700.00 due on the 24th of each month.

The Company assumed a sub-lease on the Shady Property on the following terms in place with the present sub-lessor since August 12, 2002:

  1. An initial deposit of $400.00.
  2. A minimum lease period of twelve (12) months.
  3. A monthly lease payment of $750.00 due on the 12th of each month.

B.   Investment Policies

The Company does not presently does not have any written investment policy with regards to investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

A.Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.
-------------------------------------------------------
Title of   Name of Beneficial   Number of   % of Class
  Class           Owner          Shares

Common     John W. Henderson,  100,000        3.44%
Stock      President, and
           Director (*)

Common     Frank Danesi Jr.,   2,150,000      73.92%
Stock      Director (**)

Common     Ted D. Campbell II  315,000        10.83%
Stock      (***)

Common     Officers and        2,250,000      77.36%
Stock      Directors as a
           Group
------------------------------------------------------




PAGE -9-




Footnotes:

(*) The address for John W. Henderson is 3356 Eagle Way, Rosamond, California 93560.

(**) The Address for Frank Danesi Jr. is 8787 West Washburn Road, Las Vegas, Nevada 89149.

(***) The Address for Ted D. Campbell II is 9508 Royal Lamb Drive, Las Vegas,
      Nevada 89145.

B.Change in Control

No arrangements exist that may result in a change of control of Costas.

Item 5.   Directors and Executive Officers, Promoters and Control Persons

A.Directors, Executive Officers and Significant Employees

The names, ages, and positions of the Company's directors, executive officers, and significant employees are as follows:
----------------------------------------------------------------
     NAME         AGE          POSITION         DIRECTOR SINCE

John W.           59     President, Treasurer,   December 2001
Henderson                Secretary, and
                         Director

Frank Danesi      49     Director                December 1998
Jr.
----------------------------------------------------------------

John W. Henderson, President, Treasurer, Secretary, and Director Mr. Henderson is a retired Air Force Chief Master Sergeant (1963-1987) who served in the Vietnam War and during his distinguished career was awarded the Air Force Commendation Medal with Two Oak Leaf Clusters and a Meritorious Service Medal. The DAF Civil Service currently employs Mr. Henderson where he is the 412th Test Wing, Shadow Logistic Test Flight's Maintenance Manager in charge of the base support fleets. In May 1990 he went to work for the DAF Civil
Service as an F-16 dedicated crew chief and was later promoted to the 412th Test Wing, Shadow Logistic Test Flight's Maintenance Manager where he is responsible for the overall management of the base support fleets which includes the T -38, T -39, F-16 and the KC-135 flights. He was tasked to provide a cost effective maintenance organization consisting of a total civil service work force. He quickly multi-skilled the existing technicians and reduced  the  over-all  manpower requirements by 50%,  while  generating  $33 million dollars in revenue annually. The flight generates 65% of all the sorties flown at the Air Force Flight Test Center with only 19% of the on-equipment manpower.

Frank Danesi Jr., Director Mr. Danesi is a retired officer (Major) from the United States Air Force with over 15 years experience directing and commanding aircraft maintenance/munitions organizations worldwide as large as 700 personnel with assets valued at $2.5 billion and annual operating budgets exceeding $3 million. He recently has served as President of ALD Services, Inc., a logistics-consulting firm for developing and operating companies. As ALD's President, he took the company from concept to field support in less than 6 months while also designing the copyrighted software. After only 2 years, the company received its OTCBB listing. Mr. Danesi is currently the President of Go Public First, Inc., a corporate consulting firm, which specializes in assisting small companies to access capital. He holds a BS from Ursinus College and an MBA from LaSalle University.

B.Family Relationships

None.

C.Involvement  on  Certain Material Legal Proceedings During  the  Last  Five
  Years



PAGE -10-




No  director, officer, significant employee or consultant has been  convicted in a criminal proceeding, exclusive of traffic violations. No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities. No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.   Executive Compensation

A.Remuneration of Directors, Executive Officers, and Significant Employees


-------------------------------------------------------
     NAME             POSITION            COMPENSATION

John W.        President,   Treasurer,        None
Henderson      Secretary, and
               Director

Frank Danesi   Director                       None
Jr.
--------------------------------------------------------
As of the date of this Registration Statement, no salary has been paid to the Company's officers and directors. Officers and directors of the Company will not receive any compensation until the Company becomes profitable from revenue producing operations. The Board of Directors will determine the amount of their compensation, which will depend on the profitability of the Company.

In the future, the Board of Directors may set annual bonuses based on profitability and performance of the Company.

B.Employment Contracts

The Company has no employment agreements with any of its officers or directors.

Item 7.   Certain Relationships and Related Transactions

On April 17, 1999, Frank Danesi, a shareholder and former officer and director of the Company sold a parcel of land to the Company in exchange for a note payable in the amount of $35,000. On the same day, the Company issued Mr. Danesi 900,000 shares of its $0.001 par value common stock in exchange for the cancellation of the $35,000 note payable. (See Note 10 - Stockholders' equity).

On December 1, 2001, the Company issued 100,000 shares of its $0.001 par value common stock in exchange for a one-year consulting agreement with an officer and director of the Company. The consulting services are valued at $100. (See Note 4 - Prepaid expenses).

During the period ended December 31, 2001, the Company loaned $1,515 to a shareholder and a former officer and director of the Company. Also, during the period ended October 31, 2002 the Company loaned an additional $1,950 to this individual. The note bears no interest and is due upon demand. As of December 31, 2001 and October 31, 2002 no payments have been made.

During the period ended December 31, 2001, the Company loaned $3,100 to a shareholder of the Company. The note bears no interest and is due upon demand. As of December 31, 2001 and October 31, 2002 no payments have been made.

During the period ended October 31, 2002, the Company loaned $2,000 to an entity owned 100% by a few shareholders of the Company. The note bears no interest and is due upon demand. As of October 31, 2002 no payments have been made.



PAGE -11-




Office space and services are provided without charge by a John Henderson, President of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolutions of such conflicts.

Item 8.   Description of Securities

The Company, a Nevada corporation, is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value and 5,000,000 shares of Preferred Stock, $0.001 par value. The Company has currently issued approximately 2,908,400 shares of Common Stock to approximately thirty-two (32)) shareholders of record, including officers, directors, and employees of the Company and unaffiliated private investors. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders. There is no cumulative voting for the election of directors.



PAGE -12-



                                   Part II

Item 1.Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

A.Market for the Registrant's Equity

The Company's equity is currently not traded on any public market and there has been no trading market to date. As of the date of this registration statement, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future.

B.Outstanding Options, Conversions, and Planned Issuance of Common Stock

As of October 31, 2002, there are no warrants or options outstanding to acquire any additional shares of common stock.

C.Security Holders

The Company has currently issued approximately 2,908,400 shares of Common Stock to approximately thirty-seven (37) shareholder of record.

D.Securities that Could Be Sold Pursuant to Rule 144

There are 2,565,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. To date, no shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by affiliates, all 2,465,000 are currently freely transferable, but are subject to the resale limitations as outlined under Rule 144(e)(1)-(3). In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale. Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities. Holders As of the date of this registration statement, we had 37 holders of record of our common stock.

E.Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock. As of the date of this Registration Statement, the Company does not have a formal dividend policy.

F.Transfer Agent and Registrar



PAGE -13-




The Transfer Agent for the shares of common voting stock of the Company is Helen Bagley, 1st Global Stock Transfer, LLC, 7341 West Charleston Blvd., Ste. 130, Las Vegas, Nevada 89117, (702)-656-4919.

Item 2.   Legal Proceedings

As of the date of this Registration Statement, the Company is not and has not been a party to any pending legal proceeding involving any private party or federal, state, or local authority.

Item 3.   Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of Costas resigned (or declined to stand for re-election) or was dismissed. To the best of management's knowledge, no disagreements exist between Costas and its principal accountant.

Item 4.   Recent Sale of Unregistered Securities

The Company was incorporated in Nevada on December 10, 1998. The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

During December 1998, the Company issued 1,250,000 shares of its $0.001 par value common stock (for services rendered in the amount of $2,000) to Frank Danesi Jr. (former officer and current director of the Company).

During January 1999, the Company issued 300,000 shares of its $0.001 par value common stock (in exchange for a three-year consulting agreement valued at $3,000) to Ted D. Campbell II.

During April 1999, the Company issued 900,000 shares of its $0.001 par value common stock (in exchange for the cancellation of a note payable in the amount of $35,000) to Frank Danesi Jr. (former officer and current director of the Company).

During December 2001, the Company issued 100,000 shares of its $0.001 par value common stock (in exchange for a one-year consulting agreement valued at $100) to John W. Henderson (an officer and director of the Company).

All founders' shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

On August 12, 2002, the State of Nevada issued a permit to GFI to sell securities pursuant to registration by qualification in the state (Permit # R02-100). The offering was exempt from federal registration pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended. On October 31, 2002, Costas closed that offering, in which it sold a total of 358,400 shares of its $0.001 par value common stock at $0.10 per share for cash in the amount of $35,840.

There have been no other issuances of common and/or preferred stock.

Item 5.   Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof,



PAGE -14-



whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the
Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



PAGE -15-



                                  Part F/S


Item 1.        Financial Statements











                                Costas, Inc.
                       ( A Development Stage Company)

                                Balance Sheet
                                    as of
                              October 31, 2002
                         December 31, 2001 AND 2000

                                     and

                          Statements of Operations,
                    Changes in Stockholders' Equity, and
                                 Cash Flows
                          for the ten months ended
                          October 31, 2002 and 2001
                             and for the period
                    December 10, 1998 (Date of Inception)
                                   through
                              October 31, 2001



PAGE -16-



                              TABLE OF CONTENTS





								     PAGE

	Independent Auditor's Report                                  1

	Balance Sheet                                                 2

	Income Statement                                              3

	Statement of Stockholders' Equity                             4

	Statement of Cash Flows                                       5

	Footnotes                                                     6



PAGE -17-



Beckstead and Watts, LLP
Certified Public Accountant
                                                      3340 Wynn Road, Suite C
                                                      Las Vegas, Nevada 89102
                                                                 702.528.1984
                                                           702.362.0540 (fax)

                        INDEPENDENT AUDITOR'S REPORT

Board of Directors
Costas, Inc.

We have audited the Balance Sheets of Costas, Inc. (the "Company") (A Development Stage Company), as of October 31, 2002, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period December 10, 1998 (Date of Inception) to October 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Costas, Inc. (A Development Stage Company) as of October 31, 2002, and the results of its operations and cash flows for the period December 10, 1998 (Date of Inception) to October 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not
include  any  adjustments  that  might  result  from  the  outcome  of   this
uncertainty.



/s/ Beckstead & Watts, LLP

December 11, 2002



PAGE -18-



                                Costas, Inc.
                        (a Development Stage Company)
                               Balance Sheets

                                      October 31,         December 31,
                                         2002           2001         2000

Assets


Current assets:
 Cash and equivalents                  $    1,065   $    1,055   $         -
 Funds held in escrow                      35,840            -             -
 Accrued interest                               -            -         1,097
 Prepaid expenses                               8          175         1,083
   Total current assets                    36,913        1,230         2,180

Fixed assets, net                           1,423        1,656             -

Notes receivable                           42,011       43,579        48,959
Notes receivable - related parties          8,565        4,615             -

                                       $   88,912   $   51,080   $    51,139

Liabilities and Stockholders' Equity

Current liabilities:                   $        -   $        -   $         -

Stockholders' equity:
 Preferred stock, $0.001 par value,
   5,000,000 shares authorized,
   none issued and outstanding
   as of 10/31/02, 12/31/01 and                 -            -             -
   12/31/00, respectively
 Common stock, $0.001 par value,
   20,000,000 shares authorized,
   2,908,400, 2,550,000 and
   2,450,000 shares issued and
   outstanding as of 10/31/02,
   12/31/01 and  12/31/00,                  2,908        2,550         2,450
   respectively
 Additional paid-in capital                72,282       36,800        36,800
 Earnings accumulated during               13,722       11,730        11,889
  development stage
                                           88,912       51,080        51,139

                                     $     88,912   $   51,080   $    51,139

 The accompanying notes are an integral part of these financial statements.



 PAGE -19-




                                Costas, Inc.
                        (a Development Stage Company)
                          Statements of Operations


                                                                       December
                                                                        10,1998
                                  For the ten months   For the years    (Incept
                                      ended                ended        ion) to
                                    October 31,          December 31,   October
                                                                           31,
                                  2002       2001      2001       2000    2002
                                          (unaudited)


Revenue                          $   -     $    -    $    -     $    -   $    -

Expenses:
 General & administrative        1,040      3,258     2,637          -    3,677
  expenses
 General & administrative          167          -     1,008      1,000    4,342
  expenses - related party
 Depreciation                      233        150       197          -      430
  Total expenses                 1,440      3,408     3,842      1,000    8,449

Other income:
 Interest income                 3,432      2,163     3,683      1,097    8,212
 Gain on the sale of land            -          -         -     13,959   13,959

Net income (loss)            $   1,992  $  (1,245) $   (159) $  14,056 $ 13,722


Weighted average number of
 common shares outstanding -
 basic and fully diluted     2,551,179  2,450,000  2,458,197 2,450,000


Net income (loss) per share  $    0.00  $  (0.00)  $  (0.00) $    0.01
 - basic and fully diluted



















 The accompanying notes are an integral part of these financial statements.



 PAGE -20-




                                Costas, Inc.
                        (a Development Stage Company)
                Statements of Changes in Stockholders' Equity





                                                     Earnings
                                                     (Deficit)
                                                    Accumulated
                       Common Stock      Additional   During       Total
                                           Paid-in  Development Stockholders'
                      Shares     Amount    Capital    Stage        Equity
December 1998
 Founder shares     1,250,000  $   1,250  $      -  $      -      $   1,250

Net (loss)
 December 10, 1998
 (inception) to
 December 31, 1998                                    (1,250)        (1,250)

Balance, December   1,250,000      1,250         -    (1,250)             -
 31, 1998

January 1999
 Issued for           300,000        300     2,700                    3,000
 services
April 1999
 Issued for
 cancellation
 of note payable      900,000        900    34,100                   35,000
Net (loss)
 For the year
 ended
 December 31, 1999                                      (917)          (917)
Balance, December   2,450,000      2,450    36,800    (2,167)        37,083
 31, 1999

Net income
 For the year
 ended
 December 31, 2000                                    14,056         14,056
Balance, December   2,450,000      2,450    36,800    11,889         51,139
 31, 2000

December 2001
 Issued for           100,000        100         -                      100
 services
Net (loss)
 For the year
 ended
 December 31, 2001                                      (159)          (159)
Balance, December   2,550,000      2,550    36,800    11,730         51,080
 31, 2001

October 2002
 Issued for cash      358,400        358    35,482                   35,840
Net income
 For the period
 ended
 October 31, 2002                                      1,992          1,992
Balance, October    2,908,400  $   2,908  $ 72,282  $ 13,722      $  88,912
 31, 2002



 The accompanying notes are an integral part of these financial statements.



 PAGE -21-




                                Costas, Inc.
                        (a Development Stage Company)
                          Statements of Cash Flows


                                                                       December
                                                                       10, 1998
                                     For the ten      For the years  (Inception)
                                     months ended         ended         to
                                      October 31,      December 31,  October 31,

                                   2002      2001     2001     2000      2002
                                          (unaudited)

Cash flows from operating
 activities
Net income (loss)                $ 1,992  $ (1,245)  $ (159) $ 14,056  $ 13,722

Shares issued for services             -         -      100        -      4,350
Shares issued for cancellation         -         -        -        -     35,000
 of note payable
Depreciation                         233       150      197        -        430
Adjustments to reconcile net                                                  -
 income (loss) to net cash
 (used) by operating                                                          -
 activities:
   Decrease (increase) in            167       833      908    1,000         (8)
    prepaid expenses
Net cash provided (used) by        2,392      (262)   1,046   15,056     53,494
 operating activities
Cash flows from investing
  activities
 Sale of land                          -         -        -   35,000          -
 Decrease (increase) in note       1,568     7,800    7,080  (48,959)   (40,311)
 receivable
 Decrease in accrued interest          -     1,097    1,097   (1,097)         -
 (Increase) in notes receivable   (3,950)   (2,888)  (4,615)       -     (8,565)
  -  related party
 (Increase) in notes receivable        -    (1,700)  (1,700)       -     (1,700)

 Purchase of fixed assets              -    (1,853)  (1,853)       -     (1,853)

Net cash provided (used) by       (2,382)    2,456        9  (15,056)   (52,429)
 investing activities
Cash flows from financing
 activities
 (Increase) in funds held in     (35,840)        -        -        -    (35,840)
   escrow
 Issuances of common stock        35,840         -        -        -     35,840

Net cash provided by financing         -         -        -        -          -
activities
Net increase in cash                  10     2,194    1,055        -      1,065
Cash - beginning                   1,055         -        -        -          -
Cash - ending                    $ 1,065  $  2,194  $ 1,055  $     -    $ 1,065
Supplemental disclosures:
 Interest paid                   $     -  $      -  $     -  $     -    $     -
 Income taxes paid               $     -  $      -  $     -  $     -    $     -
Non-cash transactions:
 Stock issued for services       $     -  $      -  $   100  $     -    $ 4,350
  provided
 Number of shares issued for           -         -  100,000        -  1,650,000
  services
 Stock issued for cancellation   $     -  $      -  $     -  $     -   $ 35,000
  of  note payable
 Number of shares issued for           -         -        -        -    900,000
  cancellation of note payable


 The accompanying notes are an integral part of these financial statements.



 PAGE -22-





                                Costas, Inc.
                        (a Development Stage Company)
                                    Notes

Note 1 - History and organization of the company

The Company was organized December 10, 1998 (Date of Inception) under the laws of the State of Nevada, as Costas, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

Note 2 - Accounting policies and procedures

Cash and cash equivalents
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of October 31, 2002, December 31, 2001 and 2000.

Impairment of long-lived assets
Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at October 31, 2002, December 31, 2001 and 2000.

Fixed Assets
The cost of fixed assets is depreciated over the following estimated useful life of the asset utilizing the straight-line method of depreciation:

                     Office Equipment           5 years
                     Leasehold improvements     7 years

Revenue recognition
The Company reports revenue as invoiced on an accrued basis. Costs of sales are recorded as items are sold and are comprised of product purchases and shipping costs.

Advertising costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in selling, general and administrative expenses in 2002, 2001 or 2000.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.
The Company had no dilutive common stock equivalents, such as stock options or warrants as of October 31, 2002, December 31, 2001 and 2000.

Reporting on the costs of start-up activities
Statement  of Position 98-5 (SOP 98-5), "Reporting on the Costs  of  Start-Up
Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.



PAGE -23-





                                Costas, Inc.
                        (a Development Stage Company)
                                    Notes

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 31, 2002, December 31, 2001 and 2000. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Income Taxes
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable on the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Recent pronouncements
The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company's revenue recognition policies.


                                Costas, Inc.
                        (a Development Stage Company)
                                    Notes



 PAGE -24-





Stock-Based Compensation
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

Year end
The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company raised funds via securities offering pursuant to Regulation D, Rule 504. If the securities offering does not provide sufficient capital, some of the shareholders of the Company have agreed to provide sufficient funds as a loan over the
next twelve-month  period.   However,  the Company is dependent upon its
ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4 - Prepaid expenses

On January 17, 1999, the Company executed a three-year consulting agreement with an individual in exchange for 300,000 shares of the Company's $0.001 par value common stock valued at $3,000. As of October 31, 2002 the entire amount has been expensed and the balance in prepaid expenses is $0. (See
Note 10 - Stockholders' equity).

-----------------------------------------------------------------------------
                        B. Consulting expense  C. Balance in prepaid expenses

For the year ended                $   917                   $ 2,083
December 31, 1999

For the year ended                $ 1,000                   $ 1,083
December 31, 2000

For the year ended                $ 1,000                   $    83
December 31, 2001

For the year ended                $    83                   $     -
October 31, 2002
------------------------------------------------------------------------------

On December 1, 2001, the Company executed a one-year consulting agreement with an officer and director of the Company in exchange for 100,000 shares of the Company's $0.001 par value common stock valued at $100. (See Note 10 - Stockholders' equity).

-----------------------------------------------------------------------
                       Consulting expense    Balance in prepaid expense

For the year ended            $  8                     $  92
December 31, 2001
For the year ended            $ 84                     $   8
October 31, 2002
------------------------------------------------------------------------



                                Costas, Inc.
                        (a Development Stage Company)
                                    Notes

Note 5 - Fixed assets

The Company acquired the following assets:



PAGE -25-



-------------------------------------------------------------------
                         Office       Leasehold        Depreciation
                        equipment    improvements         expense

For the year ended       $    -        $      -            $    -
December 31, 2000

For the year ended       $  253        $  1,600            $  197
December 31, 2001

For the year ended       $    -        $      -            $  233
October 31, 2002
--------------------------------------------------------------------
Note 6 - Notes receivable

On September 1, 2000, the Company sold the parcel of land to an individual for $55,000. Of this amount the Company paid $6,041 in selling costs and the balance of $48,959 is considered a note receivable. The note has an interest rate of 10% per annum for a period of 6 years. The Company is to receive monthly payments of $500 on the eleventh day of each month beginning in October 2000. The final payment will be a balloon payment of approximately $31,419 of principal and interest. As of December 31, 2000, the individual is three payments in arrears, which created accrued interest receivable of $1,097 for the year ended December 31, 2000. As of December 31, 2001 and October 31, 2002, the individual is current with their payments. During the year ended December 31, 2001 and for the ten month period ended October 31, 2001 and total interest income was $1,043 and $3,432, respectively.

On April 12, 2001, the Company executed a promissory note with a company, A&C Development, Inc., in the amount of $700 with no interest. The note is due upon demand. As of December 31, 2001 and October 31, 2002 no payments have been made.

On August 31, 2001, the Company executed a promissory note with a company, Filo Quip Corporation, in the amount of $1,000 with no interest. The note is due upon demand. As of December 31, 2001 and October 31, 2002 no payments have been made.

Note 7 - Notes receivable - related parties

During the period ended December 31, 2001, the Company loaned $1,515 to a shareholder and a former officer and director of the Company. Also, during the period ended October 31, 2002 the Company loaned an additional $1,950 to this individual. The note bears no interest and is due upon demand. As of December 31, 2001 and October 31, 2002 no payments have been made.

During the period ended December 31, 2001, the Company loaned $3,100 to a shareholder of the Company. The note bears no interest and is due upon demand. As of December 31, 2001 and October 31, 2002 no payments have been made.

During the period ended October 31, 2002, the Company loaned $2,000 to an entity owned 100% by a few shareholders of the Company. The note bears no interest and is due upon demand. As of October 31, 2002 no payments have been made.

Note 8 - Gain on the sale of land

On April 17, 1999, Frank Danesi, a shareholder and former officer and director of the Company sold a parcel of land to the Company in exchange for a note payable in the amount of $35,000. On the same day, the Company issued Mr. Danesi 900,000 shares of its $0.001 par value common stock in exchange for the cancellation of the $35,000 note payable. (See Note 10 - Stockholders' equity).


                                Costas, Inc.
                        (a Development Stage Company)
                                    Notes

On September 1, 2000, the Company sold the parcel of land to an individual for $55,000. Of this amount the Company paid $6,041 in selling costs and the balance of $48,959 is considered a note receivable. (See Note 6 - Notes receivable).

Note 9 - Income taxes



 PAGE -26-





The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Note 10 - Stockholder's equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On December 11, 1998, the Company issued 1,250,000 shares of its $0.001 par value common stock to a shareholder of the Company, who is a former officer and director, in exchange for services valued at $1,250.

On January 17, 1999, the Company issued 300,000 shares of its $0.001 par value common stock in exchange for a three-year consulting agreement with an individual. The consulting services are valued at $3,000. (See Note 4 - Prepaid expenses).

On April 17, 1999, the Company issued 900,000 shares of its $0.001 par value common stock to a shareholder of the Company, who is a former officer and director, in exchange for the cancellation of a note payable in the amount of $35,000. (See Note 8 - Gain on the sale of land).

On December 1, 2001, the Company issued 100,000 shares of its $0.001 par value common stock in exchange for a one-year consulting agreement with an officer and director of the Company. The consulting services are valued at $100. (See Note 4 - Prepaid expenses).

On October 31, 2002, the Company completed its offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and issued a total of 358,400 shares of its $0.001 par value common stock in exchange for cash of $35,840. As of October 31, 2002, the funds are being held by an escrow agent and were released to the Company in November 2002.

There have been no other issuances of common and/or preferred stock.











                                Costas, Inc.
                        (a Development Stage Company)
                                    Notes

Note 11 - Related party transactions

On December 11, 1998, the Company issued 1,250,000 shares of its $0.001 par value common stock to a shareholder of the Company, who is a former officer and director, in exchange for services valued at $1,250.

On April 17, 1999, Frank Danesi, a shareholder and former officer and director of the Company sold a parcel of land to the Company in exchange for a note payable in the amount of $35,000. On the same day, the Company issued



 PAGE -27-




Mr.  Danesi  900,000 shares of its $0.001 par value common stock in  exchange
for  the  cancellation  of  the  $35,000  note  payable.   (See  Note  10   -
Stockholders' equity).

On December 1, 2001, the Company issued 100,000 shares of its $0.001 par value common stock in exchange for a one-year consulting agreement with an officer and director of the Company. The consulting services are valued at $100. (See Note 4 - Prepaid expenses).

During the period ended December 31, 2001, the Company loaned $1,515 to a shareholder and a former officer and director of the Company. Also, during the period ended October 31, 2002 the Company loaned an additional $1,950 to this individual. The note bears no interest and is due upon demand. As of December 31, 2001 and October 31, 2002 no payments have been made.

During the period ended December 31, 2001, the Company loaned $3,100 to a shareholder of the Company. The note bears no interest and is due upon demand. As of December 31, 2001 and October 31, 2002 no payments have been made.

During the period ended October 31, 2002, the Company loaned $2,000 to an entity owned 100% by a few shareholders of the Company. The note bears no interest and is due upon demand. As of October 31, 2002 no payments have been made.

Office  space  and  services are provided without charge by  a  director  and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 12 - Warrants and options

As of October 31, 2002, December 31, 2001 and 2000, there are no warrants or options outstanding to acquire any additional shares of common stock.












                                  Part III


Item 1.        Index to Exhibits

 Exhibit            Name and/or Identification of Exhibit
 Number

    3      Articles of Incorporation & By-Laws
              a.  Articles of Incorporation of the Company filed
                December 10, 1998 and Amendments Thereto
              b.  By-Laws of the Company adopted December 11,
           1998



 PAGE -28-





   23      Consent of Experts and Counsel
              Consents of independent public accountants



 PAGE -29-






                                 SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Costas, Inc., Inc.
                                (Registrant)

Date:     December 30, 2002


By:  /s/ John W. Henderson

     John W. Henderson, President, Secretary, Treasurer, and Director


















PAGE -30-





Exhibit 3(a): Articles of Incorporation of the Company filed December 10, 1998 and Amendments Thereto

                          ARTICLES OF INCORPORATION
                                     OF

                                CoStas, Inc.



1.   Name of Company:

                                CoStas, Inc.

2.   Resident Agent:

 The resident agent of the Company is: Nevada Internet Corporate Enterprises
                                       3110 S. Valley View, Suite 105
                                       Las Vegas, Nevada 89102

3.   Board of Directors:

           The Company shall initially have one director (1) who shall be Frank Danesi Jr.; 8787 W. Washburn Road, Las Vegas, NV 89129. This individual shall serve as director until their successor or successors have been elected and qualified. The number of directors may be increased or decreased by a duly adopted amendment to the By-Laws of the Corporation.

4.   Authorized Shares:

           The aggregate number of shares which the corporation shall have authority to issue shall consist of 20,000,000 shares of Common Stock having a $.001 par value, and 5,000,000 shares of Preferred Stock having a $.001 par value. The Common and/or Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such share of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions.

5.   Preemptive Rights and Assessment of Shares:

          Holders of Common Stock or Preferred Stock of the corporation shall not have any preference, preemptive right or right of subscription to acquire shares of the corporation authorized, issued, or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued, and convertible into shares of the corporation, nor to any right of subscription thereto, other than to the extent, if any, the Board of Directors in its sole discretion, may determine from time to time.


           The Common Stock of the Corporation, after the amount of the subscription price has been fully paid in, in money, property or services, as the directors shall determine, shall not be subject to assessment to pays the debts of the corporation, nor for any other purpose, and no Common Stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended to provide for such assessment.



PAGE -31-




Incorporation Continued
6.    Directors' and Officers' Liability

           A director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

7.   Indemnity

           Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

           Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the corporation to purchase or maintain insurance on behalf of any person who is or was a director or officer

8.   Amendments

           Subject at all times to the express provisions of Section 5 on the Assessment of Shares, this corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation or its By-Laws, in the manner now or hereafter prescribed by statute or the Articles of Incorporation or said By-Laws, and all rights conferred upon shareholders are granted subject to this reservation.


9.   Power of Directors

           In furtherance, and not in limitation of those powers conferred by statute, the Board of Directors is expressly authorized:

          (a) Subject to the By-Laws, if any, adopted by the shareholders, to make, alter or repeal the By-Laws of the corporation;




PAGE -32-




Incorporation Continued
          (b) To authorize and caused to be executed mortgages and liens, with or without limitations as to amount, upon the real and personal property of the corporation;

          (c) To authorize the guaranty by the corporation of the securities, evidences of indebtedness and obligations of other persons, corporations or business entities;

          (d) To set apart out of any funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve;

          (e) By resolution adopted by the majority of the whole board, to designate one or more committees to consist of one or more directors of the of the corporation, which, to the extent provided on the resolution or in the By-Laws of the corporation, shall have and may exercise the powers of the Board of Directors in the management of the affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have name and names as may be stated in the By-Laws of the corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

           All the corporate powers of the corporation shall be exercised by the Board of Directors except as otherwise herein or in the By-Laws or by law.

          IN WITNESS WHEREOF, I hereunder set my hand this Thursday, December 10, 1998, hereby declaring and certifying that the facts stated hereinabove are true.

Signature of Incorporator

Name:          Thomas C. Cook, Esq.
Address:  3110 S. Valley View, Suite 105
          Las Vegas, Nevada 89102


Signature:     /s/ Thomas C. Cook, Esq.


State of Nevada     )
County of Clark    )

This instrument was acknowledged before me on Monday, January 13, 20031998, by Thomas C. Cook.


     /s/ Matthew Blevins
     Notary Public Signature

Certificate of Acceptance of Appointment as Resident Agent: I, Ted D. Campbell II, as a principal of Nevada Internet Corporation Enterprises ("NICE"), hereby accept appointment of NICE as the resident agent for the above referenced company.


               Signature:     /s/ Ted D. Campbell II
                         Ted D. Campbell II



PAGE -33-








Exhibit 3(b): By-Laws of the Company adopted December 11 1998

                                   By-Laws

                                     OF

                                Costas, Inc.

                                  ARTICLE I
                                STOCKHOLDERS

     Section 1.01 Annual Meeting. The annual meeting of the stockholders of the corporation shall be held on such date and at such time as designated from time to time for the purpose or electing directors of the corporation and to transact all business as may properly come before the meeting. If the election of the directors is not held on the day designated herein for any annual meeting of the stockholders, or at any adjournment thereof, the president shall cause the election to be held at a special meeting of the stockholders as soon thereafter as is convenient.

     Section 1.02 Special Meeting. Special meetings of the stockholders may be called by the president or the Board of Directors and shall be called by the president at the written request of the holders of not less than 51%
of the issued and outstanding voting shares of the capital stock of the corporation. All business lawfully to be transacted by the stockholders may be transacted at any special meeting or at any adjournment thereof. However, no business shall be acted upon at a special meeting except that referred to in the notice calling the meeting, unless all of the outstanding capital stock of the corporation is represented either in person or in proxy. Where all of the capital stock is represented, any lawful business may be transacted and the meeting shall be valid for all purposes.

     Section 1.03 Place of Meetings. Any meeting of the stockholders of the corporation may be held at its principal office in the State of Nevada or at such other place in or our of the United States as the Board of Directors may designate. A waiver of notice signed by the Stockholders entitled to vote may designate any place for the holding of the meeting.

     Section 1.04   Notice of Meetings.

          (a) The secretary shall sign and deliver to all stockholders of record written or printed notice of any meeting at least ten (10) days, but not more than sixty (60) days, before the date of such meeting; which notice shall state the place, date, and time of the meeting, the general nature of the business to be transacted, and, in the case of any meeting at which directors are to be elected, the names of the nominees, if any, to be presented for election.

          (b) In the case of any meeting, any proper business may be presented for action, except the following items shall be valid only if the general nature of the proposal is stated in the notice or written waiver of notice:

               (1) Action with respect to any contract or transaction between the corporation and one or more of its directors or officers or another firm, association, or corporation in which one of its directors or officers has a material financial interest;



PAGE -34-





               (2) Adoption of amendments to the Articles of Incorporation;

               (3)   Action   with  respect  to  the  merger,  consolidation,
reorganization, partial or complete liquidation, or dissolution of the corporation.

          (c) The notice shall be personally delivered or mailed by first class mail to each stockholder of record at the last known address thereof, as the same appears on the books of the corporation, and giving of such notice shall be deemed delivered the date the same is deposited in the United State mail, postage prepaid. If the address of any stockholders does not appear upon the books of the corporation, it will be sufficient to address such notice to such stockholder at the principal office of the corporation.

          (d) The written certificate of the person calling any meeting, duly sworn, setting forth the substance of the notice, the time and place the notice was mailed or personally delivered to the stockholders, and the addresses to which the notice was mailed shall be prima facie evidence of the manner and the fact of giving such notice.

     Section 1.05 Waiver of Notice. If all of the stockholders of the corporation waive notice of a meeting, no notice shall be required, and, whenever all stockholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any corporate action may be taken.

     Section 1.06   Determination of Stockholders of Record.

          (a) The Board of Directors may at any time fix a future date as a record date for the determination of the stockholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action. The record date so fixed shall not be more than sixty (60) days nor less than ten (10) days prior to the date of such meeting nor more than sixty (60) days nor less than ten (10)
days prior to any other action. When a record date is so fixed, only stockholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution or allotment of rights, or to exercise their rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

          (b) If no record date is fixed by the Board of Directors, then (I) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived at the close of business on the next day preceding the day on which the meeting is held; (ii) the record date for action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the written consent is given; and (iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day in which the Board of Directors adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

     Section 1.07   Voting.

          (a) Each stockholder of record, or such stockholder's duly authorized proxy or attorney-in-fact shall be entitled to one (1) vote for each share of voting stock standing registered in such stockholder's name on the books of the corporation on the record date.



PAGE -35-





          (b) Except as otherwise provided herein, all votes with respect to shares standing in the name of an individual on that record date (including pledged shares) shall be cast only by that individual or that individual's duly authorized proxy or attorney-in-fact. With respect to shares held by a representative of the estate of a deceased stockholder, guardian, conservator, custodian or trustee, votes may be cast by such holder upon proof of capacity, even though the shares do not stand in the name of such holder. In the case of shares under the control of a receiver, the receiver may cast in the name of the receiver provided that the order of the court of competent jurisdiction which appoints the receiver contains the authority to cast votes carried by such shares. If shares stand in the name of a minor, votes may be cast only by the duly appointed guardian of the estate of such minor if such guardian has provided the corporation with written notice and proof of such appointment.

          (c) With respect to shares standing in the name of a corporation on the record date, votes may be cast by such officer or agent as the bylaws of such corporation prescribe or, in the absence of an applicable bylaw provision, by such person as may be appointed by resolution of the Board of Directors of such corporation. In the event that no person is appointed, such votes of the corporation may be cast by any person (including the officer making the authorization) authorized to do so by the Chairman of the Board of Directors, President, or any Vice-President of such corporation.

          (d) Notwithstanding anything to the contrary herein contained, no votes may be cast by shares owned by this corporation or its subsidiaries, if any. If shares are held by this corporation or its subsidiaries, if any in a fiduciary capacity, no votes shall be cast with respect thereto on any matter except to the extent that the beneficial owner thereof possesses and exercises either a right to vote or to give the corporation holding the same binding instructions on how to vote.

          (e) With respect to shares standing in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees, persons entitled to vote under a stockholder voting agreement or otherwise and shares held by two or more persons (including proxy holders) having the same fiduciary relationship with respect to the same shares, votes may be cast in the following manner:

               (1) If only one person votes, the vote of such person binds all.

               (2) If more than one person votes, the act of the majority so voting binds all.

               (3) If more than one person votes, but the vote is evenly split on a particular matter, the votes shall be deemed cast proportionately, as split.

          (f) Any holder of shares entitled to vote on any matter may cast a portion of the votes in favor of such matter and refrain from casting the remaining votes or cast the same against the proposal, except in the case in the election of directors. If such holder entitled to vote fails to specify the number of affirmative votes, it will be conclusively presumed that the holder is casting affirmative votes with respect to all shares held.

          (g) If a quorum is present, the affirmative vote of the holders of a majority of the voting shares represented at the meeting and entitled to vote on the matter shall be the act of the stockholders, unless a vote of greater number by classes is required by the laws of the State of Nevada, the Articles of Incorporation or these Bylaws.



PAGE -36-





     Section 1.08   Quorum; Adjourned Meetings.

          (a) At any meeting of the stockholders, a majority of the issued and outstanding voting shares of the corporation represented in person or by proxy, shall constitute a quorum.

          (b) If less than a majority of the issued and outstanding voting shares are represented, a majority of shares so represented may adjourn from time to time at the meeting, until holders of the amount of stock required to constitute a quorum shall be in attendance. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted as originally called. When a stockholder's meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced to the meeting to which the adjournment is taken, unless the adjournment is for more than ten (10) days in which event notice thereof shall be given.

     Section 1.09 Proxies. At any meeting of stockholders, any holder of shares entitled to vote may authorize another person or persons to vote by proxy with respect to the shares held by an instrument in writing and subscribed to by the holder of such shares entitled to vote. No proxy shall be valid after the expiration of six (6) months from or unless otherwise specified in the proxy. In no event shall the term of a proxy exceed seven
(7) years from the date of its execution. Every proxy shall continue in full force and effect until expiration or revocation. Revocation may be effected by filing an instrument revoking the same or a duly executed proxy bearing a later date with the secretary of the corporation.

     Section 1.10 Order of Business. At the annual stockholder's meeting, the regular order of business shall be as follows:

     1.   Determination of stockholders present and existence of quorum;
     2. Reading and approval of the minutes of the previous meeting or meetings;
     3. Reports of the Board of Directors, the president, treasurer and secretary of the corporation, in the order named;
     4.   Reports of committees;
     5.   Election of directors;
     6.   Unfinished business;
     7.   New business; and
     8.   Adjournment.

     Section 1.11 Absentees' Consent to Meetings. Transactions of any meetings of the stockholders are valid as though had at a meeting duly held after regular call and notice of a quorum is present, either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy (and those who, although present, either object at the beginning of the meeting to the transaction of any business because the meeting has not been lawfully called or convened or expressly object at the meeting to consideration of matters not included in the notice which are legally required to be included there), signs a written waiver of notice and/or consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents, and approvals shall be filed with the corporate records and made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of



PAGE -37-




notice of such meeting, except that when the person objects at the beginning of the meeting is not lawfully called or convened and except that attendance at the meeting is not a waiver of any right to object to consideration of matters not included in the notice is such objection is expressly made at the beginning. Neither the business to be transacted at nor the purpose of any regular or special meeting of stockholders need be specified in any written waive of notice, except as otherwise provided in section 1.04(b) of these bylaws.

     Section 1.12 Action Without Meeting. Any action, except the election of directors, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting if consented to by the holders of a majority of the shares entitled to vote or such greater proportion as may be required by the laws of the State of Nevada, the Articles of Incorporation, or these Bylaws. Whenever action is taken by written consent, a meeting of stockholders need not be called or noticed.

     Section 1.13 Telephonic Messages. Meeting of the stockholders may be held through the use of conference telephone or similar communications equipment as long as all members participating in such meeting can hear one another at the time of such meeting. Participation in such meeting constitutes presence in person at such meeting.

                                 ARTICLE II
DIRECTORS

     Section 2.01 Number, Tenure, and Qualification. Except as otherwise provided herein, the Board of Directors of the corporation shall consist of at least Two (2) and no more than Seven (7) persons, who shall be elected at the annual meeting of the stockholders of the corporation and who shall hold office or one (1) year or until his or her successor or successors are elected and qualify. If, at any time, the number of the stockholders of the corporation is less than one hundred (100), the Board of Directors may consist of one person, but shall not be less than the number of stockholders. A director need not be a stockholder of the corporation.

     Section 2.02 Resignation. Any director may resign effective upon giving written notice to the Chairman of the Board of Directors, the president or the secretary of the corporation, unless the notice specified at a later time for effectiveness of such resignation. If the Board of Directors accepts the resignation of a director tendered o take effect at a future date, the Board of Directors or the stockholders may elect a successor to take office when the resignation becomes effective.

     Section 2.03 Change in Number. Subject to the limitations of the laws of the State of Nevada, the Articles of Incorporation or Section 2.01 of these Bylaws, the number of directors may be changed from time to time by resolution adopted by the Board of Directors.

     Section 2.04 Reduction in Number. No reduction of the number of directors shall have the effect of removing any director prior to the expiration of his term of office.

     Section 2.05   Removal.

          (a) The Board of Directors of the corporation, by majority vote, may declare vacant the office of a director who has been declared incompetent by an order of a court of competent jurisdiction or convicted of a felony.



PAGE -38-





          (b) Any director may be removed from office, with or without cause, by the vote or written consent of stockholders representing not less than two-thirds of the issued and outstanding voting capital stock of the corporation.

     Section 2.06   Vacancies.

          (a) A vacancy in the Board of Directors because of death, resignation, removal, change in the number of directors, or otherwise may be filled by the stockholders at any regular or special meeting or any adjourned meeting thereof (but not by written consent) or the remaining director(s) of the affirmative vote of a majority thereof. Each successor so elected shall hold office until the next annual meeting of stockholders or until a successor shall have been duly elected and qualified.

          (b) If, after the filling of any vacancy by the directors, the directors then in office who have been elected by the stockholders shall constitute less than a majority of the directors then in office, any holder or holders of an aggregate of five percent (5%) or more of the total number of shares entitled to vote may call a special meeting of the stockholders to be held to elect the entire Board of Directors. The term of office of any director shall terminate upon the election of a successor.

     Section 2.07 Regular Meetings. Immediately following the adjournment of, and at the same place as, the annual meeting of the stockholders, the Board of Directors, including directors newly elected, shall hold its annual meeting without notice other than the provision to elect officers of the corporation and to transact such further business as may be necessary or appropriate. The Board of Directors may provide by resolution the place, date, and hour for holding additional regular meetings.

     Section 2.08 Special Meetings. Special meeting of the Board of Directors may be called by the Chairman and shall be called by the Chairman upon request of any two (2) directors or the president of the corporation.

     Section 2.09 Place of Meetings. Any meeting of the directors of the corporation may be held at the corporation's principal office in the State of Nevada or at such other place in or out of the United States as the Board of Directors may designate. A waiver of notice signed by the directors may designate any place for holding of such meeting.

     Section  2.10    Notice  of Meetings.  Except as otherwise  provided  in
Section 2.07, the Chairman shall deliver to all directors written or printed notice of any special meeting, at least 48 hours before the time of such meeting, by delivery of such notice personally or mailing such notice first class mail or by telegram. If mailed, the notice shall be deemed delivered two (2) business days following the date the same is deposited in the United States mail, postage prepaid. Any director may waive notice o such a meeting, and the attendance of a director at such a meeting shall constitute a waiver of notice of such meeting, unless such attendance is for the express purpose of objecting to the transaction of business thereat because the meeting is not properly called or convened.

     Section 2.11   Quorum; adjourned Meetings.

          (a) A majority of the Board of Directors in office shall constitute a quorum.

          (b) At any meeting of the Board of Directors where a quorum is present, a majority of those present may adjourn, from time to time, until a



PAGE -39-




quorum is present, and no notice of such adjournment shall be required. At any adjourned meeting where a quorum is present, any business may be transacted which could have been transacted at the meeting originally called.

     Section 2.12 Action without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof ma be taken without a meeting if a written consent thereto is signed by all of the members of the Board of Directors or of such committee. Such written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors or committee. Such action by written consent shall have the same force and effect as the unanimous vote of the Board of Directors or committee.


     Section 2.13 Telephonic Meetings. Meetings of the Board of Directors may be held through the use of a conference telephone or similar communications equipment so long as all members participating in such meeting can hear one another at the time of such meeting. Participation in such a meeting constitutes presence in person at such meeting. Each person participating in the meeting shall sign the minutes thereof, which may be in counterparts.

     Section 2.14 Board Decisions. The affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

     Section 2.15   Powers and Duties.

          (a) Except as otherwise provided in the Articles of Incorporation or the laws of the State of Nevada, the Board of Directors is invested with complete and unrestrained authority to manage the affairs of the corporation, and is authorized to exercise for such purpose as the general agent of the corporation, its entire corporate authority in such a manner as it sees fit. The Board of Directors may delegate any of its authority to manage, control or conduct the current business of the corporation to any standing or special committee or to any officer or agent and to appoint any persons to be agents of the corporation with such powers including the power to subdelegate, and upon such terms as my be deemed fit.

          (b) The Board of Directors shall present to the stockholders at annual meetings of the stockholders, and when called for by a majority vote of the stockholders at a special meeting of the stockholders, a full and clear statement of the condition of the corporation, and shall, at request, furnish each of the stockholders with a true copy thereof.

          (c) The Board of Directors, in its discretion, may submit any contract or act for approval or ratification at any annual meeting of the stockholders or any special meeting properly called for the purpose of considering any such contract or act, provide a quorum is preset. The contract or act shall be valid and binding upon the corporation and upon all stockholders thereof, if approved and ratified by the affirmative vote of a majority of the stockholders at such meeting.

           (d) The Board of Directors may ratify a "Related Transaction" by a majority vote of the disinterested directors that are voting at any Special or Regularly scheduled board meeting. A Related Transaction is defined as a material agreement, contract, or other transaction between a current officer, director, or shareholder of the Corporation and the Corporation itself. Additionally, under no circumstances may the Related Transaction that is ratified be on less favorable terms to the Company that it would have it been negotiated with an unrelated third party.



PAGE -40-





     Section 2.16 Compensation. The directors shall be allowed and paid all necessary expenses incurred in attending any meetings of the Board of Directors, and shall be entitle to receive such compensation for their services as directors as shall be determined form time to time by the Board of Directors of any committee thereof.


     Section 2.17   Board of Directors.

          (a) At its annual meeting, the Board of Directors shall elect, from among its members, a Chairman to preside at meetings of the Board of Directors. The Board of Directors may also elect such other board officers as it may, from time to time, determine advisable.

          (b) Any vacancy in any board office because of death, resignation, removal or otherwise may be filled b the Board of Directors for the unexpired portion of the term of such office.

     Section 2.18 Order of Business. The order of business at any meeting of the Board of Directors shall be as follows:

     1.   Determination of members present and existence of quorum;
     2. Reading and approval of minutes of any previous meeting or meetings;
     3.   Reports of officers and committeemen;
     4.   Election of officers (annual meeting);
     5.   Unfinished business;
     6.   New business; and
     7.   Adjournment.

                                 ARTICLE III
                                  OFFICERS

     Section 3.01 Election. The Board of Directors, at its first meeting following the annual meeting of shareholders, shall elect a President, a Secretary and a Treasurer to hold office for a term of one (1) year and until their successors are elected and qualified. Any person may hold two or more offices. The Board of Directors may, from time to time, by resolution, appoint one or more Vice-Presidents, Assistant Secretaries, Assistant Treasurers and transfer agents of the corporation, as it may deem advisable; prescribe their duties; and fix their compensation.

     Section 3.02 Removal; Resignation. Any officer or agent elected or appointed by the Board of Directors may be removed by it with or without cause. Any office may resign at any time upon written notice to the corporation without prejudice to the rights, if any, of the corporation under contract to which the resigning officer is a party.

     Section 3.03 Vacancies. Any vacancy in any office because of death, resignation, removal or otherwise may be filled by the Board of Directors for the unexpired term or such office.



PAGE -41-





     Section 3.04 President. The President shall be deemed the general manager and executive officer of the corporation, subject to the supervision and control of the Board of Directors, and shall direct the corporate affairs, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other officer of the corporation. The President shall preside at all meetings of the stockholders and shall perform such other duties as shall be prescribed by the Board of Directors.

     Unless otherwise ordered by the Board of Directors, the President shall have the full power and authority on behalf of the corporation to attend and to act and to vote at meetings of the stockholders of any corporation in which the corporation may hold stock and, at such meetings, shall possess and may exercise any and all rights and powers incident to the ownership of such stock. The Board of Directors, by resolution from time to time, may confer like powers on an person or persons in place of the President to represent the corporation for these purposes.

     Section 3.05 Vice President. The Board of Directors may elect one or more Vice Presidents who shall be vested with all the powers and perform all the duties of the President whenever the President is absent or unable to act, including the signing of the certificates of stock issued by the corporation, and the Vice President shall perform such other duties as shall be prescribed by the Board of Directors.

     Section 3.06 Secretary. The Secretary shall keep the minutes of all meetings of the stockholders and the Board of Directors in books provide for that purpose. The secretary shall attend to the giving and service of all notices of the corporation, may sign with the President in the name of the corporation all contracts authorized by the Board of Directors or appropriate committee, shall have the custody of the corporate seal, shall affix the corporate seal to all certificates of stock duly issued by the corporation, shall have charge of stock certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or appropriate committee may direct, and shall, in general, perform all duties incident to the office of the Secretary. All corporate books kept by the Secretary shall be open for examination by any director at any reasonable time.

     Section 3.07 Assistant Secretary. The Board of Directors may appoint an Assistant Secretary who shall have such powers and perform such duties as may be prescribed for him by the Secretary of the corporation or by the Board of Directors.

     Section 3.08 Treasurer. The Treasurer shall be the chief financial officer of the corporation, subject to the supervision and control of the Board of Directors, and shall have custody of all the funds and securities of the corporation. When necessary or proper, the Treasurer shall endorse on behalf of the corporation for collection checks, notes, and other obligations, and shall deposit all moneys to the credit of the corporation in such bank or banks or other depository as the Board of Directors may designate, and shall sign all receipts and vouchers for payments by the corporation. Unless otherwise specified by the Board of Directors, the Treasurer shall sign with the President all bills of exchange and promissory notes of the corporation, shall also have the care and custody of the stocks, bonds, certificates, vouchers, evidence of debts, securities, and such other property belonging to the corporation as the Board of Directors shall designate, and shall sign all papers required by law, by these Bylaws, or by the Board of Directors to be signed by the Treasurer. The Treasurer shall enter regularly in the books of the corporation, to be kept for that purpose, full and accurate accounts of all moneys received and paid on account of the corporation and, whenever required by the Board of Directors, the Treasurer shall render a statement of any or all accounts. The Treasurer shall at all reasonable times exhibit the books of account to any directors of the corporation and shall perform all acts incident to the position of the Treasurer subject to the control of the Board of Directors.



PAGE -42-





     The Treasurer shall, if required by the Board of Directors, give bond to the corporation in such sum and with such security as shall be approved by the Board of Directors for the faithful performance of all the duties of Treasurer and for restoration to the corporation, in the event of the Treasurer's death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property belonging to the corporation. The expense of such bond shall be borne by the corporation.

     Section 3.09. Assistant Treasurer. The Board of Directors may appoint an Assistant Treasurer who shall have such powers and perform such duties as may be prescribed by the Treasurer of the corporation or by the Board of Directors, and the Board of Directors may require the Assistant Treasurer to give a bond to the corporation in such sum and with such security as it may approve, for the faithful performance of the duties of Assistant Treasurer, and for restoration to the corporation, in the event of the Assistant Treasurer's death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property belonging to the corporation. The expense of such bond shall be borne by the corporation.

                                 ARTICLE IV
                                CAPITAL STOCK

     Section 4.01 Issuance. Shares of capital stock of the corporation shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors.

     Section  4.02    Certificates.  Ownership in the  corporation  shall  be
evidenced by certificates for shares of the stock in such form as shall be prescribed by the Board of Directors, shall be under the seal of the corporation and shall be signed by the President or a Vice-President and also by the Secretary or an Assistant Secretary. Each certificate shall contain the then name of the record holder, the number, designation, if any, class or series of shares represented, a statement of summary of any applicable rights, preferences, privileges or restrictions thereon, and a statement that the shares are assessable, if applicable. All certificates shall be consecutively numbered. The name, address and federal tax identification number of the stockholder, the number of shares, and the date of issue shall be entered on the stock transfer books of the corporation.

     Section 4.03 Surrender; Lost or Destroyed Certificates. All certificates surrendered to the corporation, except those representing shares of treasury stock, shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares hall have been canceled, except that in case of a lost, stolen, destroyed or mutilated certificate, a new one may be issued therefor. However, any stockholder applying for the issuance of a stock certificate in lieu of one alleged to have been lost, stolen, destroyed or mutilated shall, prior to the issuance of a replacement, provide the corporation with his, her or its affidavit of the facts surrounding the loss, theft, destruction or mutilation and if required by the Board of Directors, an indemnity bond in any amount and upon such terms as the Treasurer, or the Board of Directors, shall require. In no case shall the bond be in an amount less than twice the current market value of the stock and it shall indemnify the corporation against any loss, damage, cost or inconvenience arising as a consequence of the issuance of a replacement certificate.

     Section   4.04     Replacement  Certificate.   When  the   Articles   of
Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares of capital stock of the corporation or it becomes desirable for any reason, including, without limitation, the merger or consolidation of the corporation with another corporation or the reorganization of the corporation, to cancel any outstanding certificate for shares and issue a new certificate for shares, the corporation shall issue an order for stockholders of record, to surrender and exchange the same for new certificates within a reasonable time to be fixed by the Board of Directors.



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The  order  may  provide that a holder of any certificate (s) ordered  to  be surrendered shall not be entitled to vote, receive dividends or exercise any other rights of stockholders until the holder has complied with the order, provided that such order operates to suspend such rights only after notice and until compliance.
     Section 4.05 Transfer of Shares. No transfer of stock shall be valid as against the corporation except on surrender and cancellation of the certificates  therefor  accompanied by  an  assignment  or  transfer  by  the
registered  owner  made either in person or under assignment.   Whenever  any
transfer shall be expressly made for collateral security and not absolutely, the collateral nature of the transfer shall be reflected in the entry of transfer on the books of the corporation.

     Section 4.06 Transfer Agent. The Board of Directors may appoint one or more transfer agents and registrars of transfer and may require all certificates for shares of stock to bear the signature of such transfer agent and such registrar of transfer.

     Section 4.07 Stock Transfer Books. The stock transfer books shall be closed for a period of at least ten (10) days prior to all meetings of the stockholders and shall be closed for the payment of dividends as provided in
Article V hereof and during such periods as, from time to time, may be fixed by the Board of Directors, and, during such periods, no stock shall be transferable.

     Section 4.08 Miscellaneous. The Board of Directors shall have the power and authority to make such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer, and registration of certificates for shares of the capital stock of the corporation.

                                  ARTICLE V
                                  DIVIDENDS

     Section 5.01 Dividends. Dividends may be declared, subject to the provisions of the laws of the State of Nevada and the Articles of Incorporation, by the Board of Directors at any regular or special meeting and may be paid in cash, property, shares of the corporation stock, or any other medium. The Board of Directors may fix in advance a record date, as provided in Section 1.06 of these Bylaws, prior to the dividend payment for purpose of determining stockholders entitled to receive payment of any dividend. The Board of Directors may close the stock transfer books for such purpose for a period of not more than ten (10) days prior to the payment date of such dividend.


                                 ARTICLE VI
            OFFICES; RECORDS, REPORTS; SEAL AND FINANCIAL MATTERS

     Section 6.01 Principal Office. The principal office of the corporation is in the State of Nevada at 8787 West Washburn Road, Las Vegas, Nevada 89129. The Board of Directors may from time to time, by resolution, change the location of the principal office within the State of Nevada. The corporation may also maintain an office or offices at such other place or places, either within or without the State of Nevada, as may be resolved, from time to time, by the Board of Directors.



PAGE -44-





     Section 6.02 Records. The stock transfer books and a certified copy of the Bylaws, Articles of Incorporation, any amendments thereto, and the minutes of the proceedings of stockholders, the Board of Directors, and Committees of the Board of Directors shall be kept at the principal office of the corporation for the inspection of all who have the right to see the same and for the transfer of stock. All other books of the corporation shall be kept at such places as may be prescribed by the Board of Directors.

     Section 6.03 Financial Report on Request. Any stockholder or stockholders holding at least five percent (5%) of the outstanding shares of any class of stock may make a written request for an income statement of the corporation for the three (3) month, six (6) month or nine (9) month period of the current fiscal year ended more than thirty (30) days prior to the date of the request and a balance sheet of the corporation as of the end of such period. In addition, if no annual report of the last fiscal year has been sent to stockholders, such stockholder or stockholders may make a request for a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year. The statements shall be delivered or mailed to the person making the request within thirty (30) days thereafter. A copy of the statements shall be kept on file in the principal office of the corporation for twelve (12) months, and such copies shall be exhibited at all reasonable times to any stockholder demanding an examination of them or a copy shall be mailed to each stockholder. Upon request by any stockholder, there shall be mailed to the stockholder a copy of the last annual, semiannual or quarterly income statement which it has prepared and a balance sheet as of the end of the period. The financial statements referred to in this Section 6.03 shall be accompanied by the report thereon, if any, of any independent accountants engaged by the corporation or the certificate of an authorized officer of the corporation that such financial statements were prepared without audit from the books and records of the corporation.

     Section 6.04   Right of Inspection.

          (a) The accounting and records and minutes of proceedings of the stockholders and the Board of Directors shall be open to inspection upon the written demand of any stockholder or holder of a voting trust certificate at any reasonable time during usual business hours for a purpose reasonably related to such holder's interest as a stockholder or as the holder of such voting trust certificate. This right of inspection shall extend to the records of the subsidiaries, if any, of the corporation. Such inspection may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

          (b) Every director shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of every kind and to inspect the physical properties of the corporation and/or its subsidiary corporations. Such inspection may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

     Section 6.05 Corporate Seal. The Board of Directors may, by resolution, authorize a seal, and the seal may be used by causing it, or a facsimile, to be impressed or affixed or reproduced or otherwise. Except when otherwise specifically provided herein, any officer of the corporation shall have the authority to affix the seal to any document requiring it.

     Section 6.06 Fiscal Year-End. The fiscal year-end of the corporation shall be such date as may be fixed from time to time by resolution by the Board of Directors.




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     Section  6.07    Reserves.   The  Board  of  Directors  may  create,  by
resolution, out of the earned surplus of the corporation such reserves as the directors may, from time to time, in their discretion, think proper to provide for contingencies, or to equalize dividends or to repair or maintain any property of the corporation, or for such other purpose as the Board of Directors may deem beneficial to the corporation, and the directors may modify or abolish any such reserves in the manner in which they were created.

     Section 6.08 Payments to Officers or Directors. Any payments made to an officer or director of the corporation, such as salary, commission, bonus, interest, rent or entertainment expense, which shall be disallowed by the Internal Revenue Service in whole or in part as a deductible expense by the corporation, shall be reimbursed by such officer or director to the corporation to the full extent of such disallowance. It shall be the duty of the Board of Directors to enforce repayment of each such amount disallowed. In lieu of direct reimbursement by such officer or director, the Board of Directors may withhold future compensation to such officer or director until the amount owed to the corporation has been recovered.

                                 ARTICLE VII
                               INDEMNIFICATION

     Section 7.01 In General. Subject to Section 7.02, the corporation shall indemnify any director, officer, employee or agent of the corporation, or any person serving in any such capacity of any other entity or enterprise at the request of the corporation, against any and all legal expenses (including attorneys' fees), claims and/or liabilities arising out of any action, suit or proceeding, except an action by or in the right of the corporation.

     Section 7.02 Lack of Good Faith; Criminal Conduct. The corporation may, by shall not be required to, indemnify any person where such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, where there was not reasonable cause to believe the conduct was unlawful. The termination of any action, suit or proceeding by judgment, order or settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, there was reasonable cause to believe that the conduct was unlawful.

     Section 7.03 Successful Defense of Actions. The corporation shall reimburse or otherwise indemnify any director, officer, employee, or agent against legal expenses (including attorneys' fees) actually and reasonably incurred in connection with defense of any action, suit, or proceeding herein above referred to, to the extent such person is successful on the merits or otherwise.

     Section  7.04    Authorization.  Indemnification shall be  made  by  the
corporation  only  when  authorized  in  the  specific  case   and   upon   a
determination that indemnification is proper by:

          (1)  The stockholders;

          (2) A majority vote of a quorum of the Board of Directors, consisting of directors who were not parties to the action, suit, or proceeding; or

          (3) Independent legal counsel in a written opinion, if a quorum of disinterested directors so orders or if a quorum of disinterested directors so orders or if a quorum of disinterested directors cannot be obtained.



PAGE -46-





     Section 7.05 Advancing Expenses. Expenses incurred in defending any action, suit, or proceeding may be paid by the corporation in advance of the final disposition, when authorized by the Board of Directors, upon receipt of an undertaking by or on behalf of the person defending to repay such advances if indemnification is not ultimately available under these provisions.

     Section 7.06 Continuing Indemnification. The indemnification provided by these Bylaws shall continue as to a person who has ceased to be director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     Section 7.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or who is or was serving at the request of the corporation in any capacity against any liability asserted.

                                ARTICLE VIII
                                   BYLAWS

     Section 8.01 Amendment. These Bylaws may be altered, amended or repealed at any regular meeting of the Board of Directors without prior notice, or at any special meeting of the Board of Directors if notice of such alteration, amendment or repeal be contained in the notice of such alteration, amendment or repeal be contained in the notice of such special meeting. These Bylaws may also be altered, amended, or repealed at a meeting of the stockholders at which a quorum is present by the affirmative vote of the holders of 51% of the capital stock of the corporation entitled to vote or by the consent of the stockholders in accordance with Section 1.12 of these Bylaws. The stockholders may provide by resolution that any Bylaw provision repealed, amended, adopted or altered by them may not be repealed amended, adopted or altered by the Board of Directors.


               [Balance of this Page Intentionally Left Blank]

CERTIFICATION

          I, the undersigned, being the duly elected secretary of the corporation, do hereby certify that the foregoing Bylaws were adopted by the
Board of Directors the  11th    day of December 1998.

                                           /s/ Frank Danesi Jr.
                    Frank Danesi Jr., Secretary

CORPORATE SEAL



PAGE -47-





Exhibit 23: Consent of Experts and Counsel

Beckstead and Watts, LLP
Certified Public Accountant
                                                      3340 Wynn Road, Suite C
                                                      Las Vegas, Nevada 89102
                                                                 702.528.1984
                                                           702.362.0540 (fax)


To Whom It May Concern:

I have issued my report dated December 11, 2002, accompanying the financial statements of Costas, Inc., Inc. on Form 10-SB for the period ended December 10, 1998 (inception date) through October 31, 2002. We hereby consent to the incorporation by reference of said report on the Registration Statement of Costas, Inc. on Form 10-SB.

Signed,

/s/ Beckstead & Watts, LLP

December 11, 2002






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